Feb 28, 2007

NEWS RELEASE

Esperanza and Silver Standard Announce New San Luis High-Grade Drill Results

Vancouver, B.C. - Esperanza Silver Corporation (TSX.V: EPZ) and Silver Standard Resources Inc. (NASDAQ: SSRI; TSX: SSO) are pleased to announce results of 15 additional drill holes, SL06-26 to -28 and SL-001 to -012. The drill holes were completed in late 2006 and January, 2007 at their San Luis high-grade gold and silver joint-venture property in central Peru.

Continued High Grade on Ayelén Vein

Drilling on the Ayelén Vein tested the continuity of gold and silver mineralization at depth and along the southern extension of the structure. Significant drill results include:

•
in drill hole SL06-28, an angled hole drilled below drill holes SL06-14 and -15, a 17.4-foot interval averaging 0.67 ounces per ton gold and 14.33 ounces per ton silver (5.3 meters averaging 22.85 grams per tonne gold and 491 grams per tonne silver). This interval included 10.8 feet averaging 1.05 ounces per ton gold and 21.65 ounces per ton silver (3.3 meters averaging 35.91 grams per tonne gold and 742 grams per tonne silver).

•
in drill hole SL-001, an angled hole drilled beneath hole SL06-28, a 29.5-foot interval averaging 1.08 ounces per ton gold and 37.37 ounces per ton silver (9.0 meters averaging 36.85 grams per tonne gold and 1,281 grams per tonne silver). This interval included 13.5 feet averaging 2.02 ounces per ton gold and 65.41 ounces per ton silver (4.1 meters averaging 69.23 grams per tonne gold and 2,242 grams per tonne silver).

Drill results for the Ayelén Vein are presented below:

San Luis Project Diamond Core Drill Results - February 2007 AYELEN VEIN
Drill Hole	From (meters/ feet)	To (meters/ feet)	Interval* (meters/ feet)	Gold (grams per tonne/ ounces per ton)	Silver (grams per tonne/ ounces per ton)	Gold Equivalent** (ounces per ton)	Silver Equivalent** (ounces per ton)
SL06-26 and	59.0 193.6	63.0 206.7	4.0 13.1	1.23 0.04	218 6.36	0.16 Au Eq	8.2 Ag Eq
	70.3 230.6	74.3 243.8	4.0 13.1	3.44 0.10	110 3.21	0.16 Au Eq	8.2 Ag Eq
SL06-27	134.8 442.3	138.5 454.4	3.7 12.1	3.01 0.09	127 3.71	0.16 Au Eq	8.1 Ag Eq
SL06-28 includes	93.2 305.8	98.5 323.2	5.3 17.4	22.85 0.67	491 14.33	0.95 Au Eq	47.7 Ag Eq
	93.2 305.8	96.5 316.6	3.3 10.8	35.91 1.05	742 21.65	1.48 Au Eq	74.0 Ag Eq
SL-001 includes	126.1 413.7	135.1 443.2	9.0 29.5	36.85 1.08	1,281 37.37	1.82 Au Eq	91.1 Ag Eq
	127.0 416.7	131.1 430.1	4.1 13.5	69.23 2.02	2,242 65.41	3.33 Au Eq	166.4 Ag Eq
SL-002	142.6 467.8	143.9 472.1	1.3 4.3	0.75 0.02	108 3.15	0.08 Au Eq	4.2 Ag Eq
SL-006 includes	139.3 457.0	143.3 470.1	4.0 13.1	9.92 0.29	369 10.77	0.50 Au Eq	25.2 Ag Eq
	139.3 457.0	141.2 463.3	1.9 6.2	16.58 0.48	532 15.52	0.79 Au Eq	39.7 Ag Eq
SL-010	112.6 369.4	114.4 375.3	1.8 5.9	6.80 0.20	257 7.50	0.35 Au Eq	17.4 Ag Eq
* True width to be determined.
** Gold- and silver-equivalent ounces calculations assume a 50:1 silver: gold ratio. Metallurgical recoveries have not been determined and therefore have not been considered in the gold/silver equivalent calculations.

Two High-Grade Mineralized Shoots in Ayelén Vein

An interpretation of the drill results received to date indicates the presence of two high-grade mineralized shoots within the drilled portion of the Ayelén Vein. They appear to plunge steeply southward within the plane of the vein. A schematic long-section, attached, shows the known extent of the mineralized envelope containing both high-grade shoots.

Drilling on Inés Vein Indicates New Area of Gold/Silver Mineralization

Results from 8 drill holes in the Inés Vein have now been received. These holes were drilled in three fences spaced approximately 50 meters apart near surface. All holes in the Inés Vein encountered gold-silver mineralization demonstrating the extent of the mineralized system at San Luis. Individual samples contained up to 0.16 ounces per ton gold, 17.6 ounces per ton silver and 0.18 ounces per ton gold, 26.2 ounces per ton silver (5.49 grams per tonne gold, 604 grams per tonne gold and 6.03 grams per tonne gold and 897 grams per tonne silver) indicating the Inés Vein is as highly prospective for high grade zones as found on the Ayelén vein.

Full results for the Inés vein are presented below:

San Luis Project Diamond Core Drill Results -February 2007 INES VEIN
Drill Hole	From (meters/ feet)	To (meters/ feet)	Interval* (meters/ feet)	Gold (grams per tonne/ ounces per ton)	Silver (grams per tonne/ ounces per ton)	Gold Equivalent** (ounces per ton)	Silver Equivalent** (ounces per ton)
SL-003	28.6 93.7	30.4 99.6	1.8 5.9	1.00 0.03	142 4.14	0.11 Au Eq	5.6 Ag Eq
SL-004	54.6 179.1	56.2 184.4	1.6 5.2	2.90 0.08	330 9.63	0.28 Au Eq	13.9 Ag Eq
SL-005	76.8 252.0	79.0 259.2	2.2 7.2	1.53 0.04	186 5.43	0.15 Au Eq	7.7 Ag Eq
SL-007	Vein Not Intercepted
SL-008	Best Values 0.25 g/t Au and 30 g/t Ag
SL-009	30.9 101.4	33.1 108.6	2.2 7.2	1.95 0.06	34 0.99	0.08 Au Eq	3.8 Ag Eq
SL-011	Best Values: 0.62 g/t Au and 59 g/t Ag
SL-012	86.3 283.1	91.7 300.9	5.4 17.7	3.40 0.10	327 9.54	0.29 Au Eq	14.5 Ag Eq
* True width to be determined.
** Gold-equivalent ounces calculation assumes a 50:1 silver: gold ratio. Metallurgical recoveries have not been determined and therefore have not been considered in the gold/silver equivalent calculations.

Ongoing Exploration

Drilling continues with two core rigs which will focus on extending the mineralized area on both the Ayelén Vein and Inés Vein along strike, north and south, and at depth.

The four other veins identified within the core claim area to the east of Ayelén and Inés will be sampled at surface and then drilled. Also, additional veins have been identified on the 25,000-hectare (95-square-mile) property; these will be mapped in detail during 2007.

Anomalous Sediment Samples Indicate Other Prospective Areas

The results of a stream sediment survey that covered the entire property were recently received. This survey identified highly anomalous areas for follow-up prospecting that are away from the main exploration area. A field crew will shortly begin initial rock sampling up-stream from these anomalies.

Joint Venture Interests

Silver Standard holds a 55% interest the San Luis joint venture and Esperanza 45%, and the parties are funding US$1.5 million of joint venture expenditures in accordance with their respective joint-venture interest. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. Silver Standard also has an approximate 14% equity ownership of Esperanza and participated in the recent equity offering and increased its percentage interest. (SSRI-SL)

QUALIFIED PERSON: William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian regulators and both company’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza and Silver Standard expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

For further information, contact:

Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A, toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.

Esperanza
SILVER CORPORATION
SILVER STANDARD
Date: Feb 26, 2007
Author: ESF
Office: Denver
Image DAO: Feb. 17th, 2006
Scale: 1:3,000
San Luis Project
Ancash, Peru
Ayelén/Inés Veins
Drill Hole Plan
Projection: UTM(PSAD 56) Zone 18S
0
50
100
meters
EXPLANATION
N
Ayelén
Inés
SL06-22
SL06-20
SL06-21
SL06-18
SL06-19
SL06-16
SL06-17
SL06-07
SL06-08
SL06-05
SL06-06
SL-010
SL06-03
SL06-04
SL06-01
SL06-02
SL-006
SL06-10
SL06-09
SL-002
SL06-13
SL06-11
SL06-12
SL-001
SL06-28
SL06-14
SL06-15
SL06-24
SL06-23
SL06-25
SL06-27
SL06-26
SL-008
SL-007
SL-005
SL-004
SL-003
SL-009
SL-011
SL-012